UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                          For the month of January 2007

                                  QUINENCO S.A.
               (Exact name of registrant as specified in charter)

                                 QUINENCO, INC.
                 (Translation of registrant's name into English)

                                  Quinenco S.A.
                        Enrique Foster Sur 20, 14th Floor
                           Santiago, Republic of Chile

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities Act of 1934

                                Yes |_|   No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b): |_|

      The following document is being filed with this 6-K report and is attached hereto.

Press Release dated January 11, 2007 reporting significant information to the Chilean Superintendency of Securities and Insurance

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com
--------------------------------------------------------------------------------


FOR IMMEDIATE RELEASE
For further information contact:
Cindi Freeman
Investor Relations Manager
Quinenco S.A.
(56-2) 750-7221
e-mail: cfreeman@lq.cl

             QUINENCO REPORTS SIGNIFICANT INFORMATION TO THE CHILEAN
                   SUPERINTENDENCY OF SECURITIES AND INSURANCE

January 11, 2007 - Santiago, Chile. Quinenco S.A. (LQ:NYSE) reported today the following significant information to the Chilean Superintendency of Securities and Insurance (SVS):

With respect to the conversations held between Quinenco and Citigroup, which sought to establish a strategic association of their respective financial businesses and were earlier reported on December 22, 2006 to the Chilean SVS and the public at large, we now inform that we have not reached an agreement and that the conversations which were aimed at seeking common commercial and business interests have been terminated.

This communication has been duly authorized by Quinenco's Board of Directors and is meant to further complement our earlier communication of significant information reported in December.


   Quinenco S.A., a leading Chilean business conglomerate, is the controlling entity of a portfolio of companies involved in financial services, food and beverage, telecommunications and manufacturing.

                                    SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                QUINENCO S.A.



                                  By: /s/ Luis Fernando Antunez
                                  ----------------------------------------------

                                    Name:  Luis Fernando Antunez
                                    Title: Authorized Representative


Dated: January 11, 2007